EXHIBIT 12.2

TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Unaudited)

(In millions except ratios)

	Year
	2013	2012	2011	2010	2009
Fixed charges:
Interest expense*	$171	$207	$247	$270	$309
Estimated interest portion of rents	32	32	31	31	33

Total fixed charges	203	239	$278	$301	$342

Income:
Income (loss) from continuing operations before income taxes	$674	$841	$337	$86	$(149)
Fixed charges	203	239	278	301	342

Adjusted income	877	1,080	$615	$387	$193

Ratio of income to fixed charges	4.32	4.52	2.21	1.29	0.56

*             Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits which is included in income tax expense.